Exhibit 3.53

AGREEMENT REGARDING AMENDMENT

TO OPERATING AGREEMENTS

REFERENCE IS MADE to that certain Operating Agreement for Mountain Falls, LLC, a Nevada limited liability company (“Mountain Falls”), dated June 11, 2004, by and between William Lyon Homes, Inc., a California corporation (“WLH”), and Pahrump 885, LLC, a Nevada limited liability company (“885”), which operating agreement is hereinafter referred to as the “Mountain Falls Operating Agreement;” and

REFERENCE IS FURTHER MADE to that certain Operating Agreement for Mountain Falls Golf Course, LLC, a Nevada limited liability company (“MF Golf”), dated June 11, 2004, by and between The Ranch Golf Club Co., a California general partnership which is now known as W.L.H. Enterprises (“Enterprises”), and 885 (the “MF Golf Operating Agreement”); and

WHEREAS WLH, Enterprises and 885 have entered into that certain Agreement for Purchase and Sale of Membership Interests dated January 31, 2007, as amended by First Amendment thereto effective as of March 30, 2007 (collectively, the “Purchase Agreement”), whereby WLH has agreed to purchase all of 885’s membership interests in Mountain Falls and Enterprises has agreed to purchase all of 885’s membership interests in MF Golf (collectively, the “Purchase”); and

WHEREAS WLH and Enterprises are processing a refinance of the Mountain Falls project with Bank of the West (“Lender”) in order to, among other things, facilitate the Purchase; and

WHEREAS Lender has requested certain assurances concerning (a) the Purchase, (b) the authority of WLH and Enterprises to execute loan documents in connection with the Purchase, and (c) the amendment of the Mountain Falls Operating Agreement and the MF Golf Operating Agreement concurrently with or immediately after the Purchase;

NOW, THEREFORE, IN CONSIDERATION of the foregoing recitals, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, WLH, Enterprises and 885 hereby agree, for the reliance and benefit of Lender, as follows:

WITNESSETH:

1.	Immediate Amendment to Operating Agreements. WLH, Enterprises and 885 agree that, immediately upon the wire transfer of $2,100,000.00 to 885’s bank account, pursuant to the wire transfer instructions attached hereto as Exhibit A, and so long as such wire transfer occurs on or before July 16, 2007, the Mountain Falls Operating Agreement and the MF Golf Operating Agreement shall be deemed amended to provide that WLH and Enterprises, respectively, have acquired all of the membership interests of 885, that WLH owns 100% of the membership interests in Mountain Falls, and that Enterprises owns 100% of the membership interests in MF Golf.

2.	Ratification of Authority. So long as the wire transfer described in Section 1, above, occurs on or before July 16, 2007, and so long as the refinance is consummated concurrently with or after the wire transfer, 885 agrees that WLH and Enterprises shall have the sole right and authority to negotiate the refinance with Lender and to execute and deliver Lender’s loan documents, regardless of whether such negotiation, execution and/or delivery occurs before the wire transfer. When the wire transfer has timely occurred, 885 shall be deemed to have ratified all acts and deeds of WLH and Enterprises in effecting the refinance.

3.	Amended and Restated Operating Agreements. At any time after the wire transfer, WLH and Enterprises, respectively, shall have the right to execute amended and restated operating agreements for Mountain Falls and MF Golf, to reflect the transfers of all of 885’s membership interests to WLH and Enterprises, respectively.

4.	Form of Transfer Documents. Exhibits A and B to the Purchase Agreement, which are the forms of the Transfer and Assignment of Membership Interests, were inadvertently omitted therefrom. Therefore, WLH, Enterprises and 885 agree that the forms of the Transfer and Assignment of Membership Interests shall be as set forth on Exhibits B and C hereto.

5.

Miscellaneous. This Agreement has been negotiated at arms’-length between sophisticated businesspersons with ready access to counsel, and therefore no presumption against any drafter or author shall be employed in construing this Agreement. Captions and headings are for reference only and shall not be used in construing or interpreting this Agreement. All recitals and exhibits hereto are incorporated herein by this reference. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Except for Lender, this Agreement is intended for the exclusive benefit of the parties hereto and shall not be interpreted as conferring any benefit on any third party. No party shall assign its rights hereunder without the prior written consent of the other parties hereto, and any unconsented-to assignment shall be null and void. This Agreement may be executed in counterpart. Fax and/or email copies of this Agreement and fax and/or email signatures thereon shall have the same force, effect and legal status as originals. If any provision of this Agreement or application thereof is adjudicated or determined by the parties to be invalid or unenforceable, such provision or application shall be severed herefrom, and the remaining provisions of this Agreement and any valid applications of the provision in question shall not be affected. This Agreement shall be governed by the laws of the State of Nevada. Jurisdiction and venue for any action concerning this Agreement shall be solely and exclusively in Clark County, Nevada, and the parties hereby waive all other jurisdictions and venues. In the event of any litigation or other proceedings between the parties hereto concerning this Agreement, the prevailing party or parties shall be entitled to recover their reasonable attorneys’ fees and costs jointly and severally from the non-prevailing party or parties. This Agreement is intended by the parties to be the final expression of their agreement, superseding and replacing all prior negotiations, understandings and agreements whether written or oral, and therefore this Agreement constitutes the entire and exclusive understanding and agreement of the parties regarding the subject matter hereof.

IN WITNESS WHEREOF, the undersigned have affixed their signatures hereto as of the 22nd day of June, 2007:

WILLIAM LYON HOMES, INC., a California corporation	W.L.H. ENTERPRISES (formerly known as The Ranch Golf Club Co.), a California general partnership

By: /s/ Mary J. Connelly	By:	WILLIAM LYON HOMES, INC., its General Partner
Print Name: Mary J. Connelly
Its: Senior Vice President

By: /s/ Richard S. Robinson	By: /s/ Mary J. Connelly
Print Name: Richard S. Robinson	Print Name: Mary J. Connelly
Its: Senior Vice President	Its: Senior Vice President

By: /s/ Richard S. Robinson
Print Name: Richard S. Robinson
Its: Senior Vice President

PAHRUMP 885, LLC, a Nevada limited liability company

By:	Insight Administrative Services, LLC, its Manager

	By	Insight Holdings, LLC, its Manager

		By:	/s/ James Zeiter
James Zeiter, Manager

/s/ Juli Koentopp
Juli Koentopp, its Manager

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